COUNTRYSIDE
POWER INCOME FUND
www.countrysidepowerfund.com

07024769

RECEIVED
2007 JUN 27 A 5: 27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

June 26, 2007

Mr. Paul Dudek
Chief, Office of International Corporation Finance
Securities and Exchange Comission
100 F Street N.E
Washington, D.C. 20549

SUPPL

Re: Countryside Power Income Fund, Reference: 82-34969

Dear Sir:

Pursuant to the exemption granted to Countryside Power Income Fund under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following documents which are required to be filed properly with the Securities and Exchange Commission:

1. Notice of Annual Meeting of Unitholders
2. CPIF Proxy forms for Annual Meeting
3. Form 1 Submission – Change in Securities (CCPI – June 8, 2007)
4. Form 1 Submission – Change in Securities (CPIF – June 8, 2007)
5. Form 5 Submission – Dividend/Distribution Declaration (June 20, 2007)
6. News Release – CPIF Receives Final Installment under USEB Settlement Agreement (May 31, 2007)
7. Management Information Circular (May 25, 2007)
8. News Release – CPIF Declares June Distribution (June 20, 2007)
9. News Release – CPIF Enters Into Agreement with Fort Chicago Energy Partners Lp To Support its Take-Over Offer (June 20, 2007)

Please stamp the enclosed copy of this letter thus indicating receipt of the material and mail it back in the stamped return envelope.

Sincerely,

Nicole Archibald
Vice President Finance and Administration
Countryside Canada Ventures Inc.

PROCESSED
JUN 29 2007
THOMSON
FINANCIAL

Cc: Allan Rothman
Vice President and General Counsel
Countryside Ventures LLC

Countryside Canada Power Inc. 495 Richmond Street Suite 920 London Ontario Canada N6A 5A9 tel: 519.435.0298 fax: 519.435.0396

Notice of Annual Meeting of Unitholders

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of unitholders (the "Unitholders") of Countryside Power Income Fund (the "Fund") will be held on Friday June 29, 2007 at 12:00 p.m. Toronto time in the Rideout Room at The Toronto Board of Trade, 1 First Canadian Place, 100 King Street West, Toronto, Ontario for the following purposes:

1. to receive the consolidated financial statements of the Fund for the fiscal period ended December 31, 2006 together with the report of the auditors thereon;
2. to elect trustees (the "Trustees") of the Fund for the coming year;
3. to consider the nominees of the Fund standing for election as directors of Countryside Canada Power Inc. and to direct the Trustees to vote the common shares of such company held by the Fund in favour of the election of directors accordingly;
4. to re-appoint Ernst & Young LLP as auditors of the Fund for the coming year and to authorize the Trustees to fix the remuneration to be paid to the auditors;
5. to consider, and, if thought appropriate, to (i) approve the adoption of the Deferred Unit Plan of the Fund, (ii) authorize the Fund to issue, from time to time, up to 150,000 units of the Fund under the terms of the Deferred Unit Plan of the Fund; and (iii) confirm and ratify the issuance of Deferred Units to V. James Sardo; and
6. to transact such other business that may properly come before the Meeting or any adjournment thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 25th day of May, 2007.

By Order of the Trustees

V. James Sardo
Chairman of the Board of Trustees
Countryside Power Income Fund

Note: If you are a Unitholder and you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to CIBC Mellon Trust Company so as to arrive not less than 48 hours before the time set for the holding of the Meeting or any adjournment or postponement thereof (excluding Saturdays, Sundays and holidays) before any reconvened meeting. The enclosed form of proxy may be returned by facsimile to (416) 368-2502, or by mail **(a)** in the enclosed envelope, or **(b)** in an envelope addressed to Countryside Power Income Fund, c/o Proxy Department, CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1. The Trustees of the Fund have fixed the record date for the Meeting as May 28, 2007 (the "Record Date"). Only Unitholders of record at the close of business on the Record Date will be entitled to notice of the Meeting or adjournment thereof. No person who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

COUNTRYSIDE POWER INCOME FUND

PROXY FOR REGISTERED HOLDERS OF UNITS ANNUAL MEETING OF UNITHOLDERS

The undersigned as a unitholder of Countryside Power Income Fund (the "Fund") hereby appoints V. James Sardo or James R. Anderson or .... as proxyholder with power of substitution to attend and act for and on behalf of the undersigned at the Annual Meeting (the "Meeting") of unitholders of the Fund to be held on the 29th day of June, 2007, at 12:00 p.m. (Toronto time) and at any adjournment or adjournments thereof in the same manner and to the same extent authorized hereunder as if the undersigned were present at the Meeting or any adjournment or adjournments thereof, provided however that without limiting the general authorization and power hereby given, the persons named above are specifically directed as indicated below in respect of the units (the "Units") of the undersigned:

(1) **TO VOTE IN FAVOUR** ☐ **TO WITHHOLD FROM VOTING** ☐
in respect of the election of trustees of the Fund; and

(2) **TO VOTE IN FAVOUR** ☐ **TO WITHHOLD FROM VOTING** ☐
in respect of approval to be given to the trustees to elect the following nominees as directors of Countryside Canada Power Inc. ("Countryside Canada"):

- V. James Sardo
- James R. Anderson
- Oskar T. Sigvaldason
- Göran Mörnhed
- James J. Lawson

(3) **TO VOTE IN FAVOUR** ☐ **TO WITHHOLD FROM VOTING** ☐
in respect of the appointment of auditors of the Fund

(4) **TO VOTE FOR** ☐ **TO VOTE AGAINST** ☐
authorization of the Fund to issue, from time to time, up to 150,000 units of the Fund under the terms of the Deferred Unit Plan of the Fund

The Units represented by this proxy will be voted in accordance with the foregoing directions on any ballot that may be called for. **IF A SECURITYHOLDER DOES NOT SPECIFY A CHOICE, SUCH SECURITIES WILL BE VOTED IN FAVOUR OF THE PARTICULAR MATTER.**

IF ANY AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF THE MEETING ARE PROPOSED AT THE MEETING OR IF ANY FURTHER MATTERS PROPERLY COME BEFORE THE MEETING THIS PROXY CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH AMENDMENTS OR VARIATIONS OR SUCH OTHER MATTERS ACCORDING TO THE BEST JUDGMENT OF THE PERSON VOTING THE PROXY AT THE MEETING.

DATED this _______ day of ________________________________, 2007.

Signature of Unitholder____

Name ____ (please print)

NOTES:

1. **A UNITHOLDER HAS THE RIGHT TO APPOINT AS HIS OR HER PROXYHOLDER A PERSON (WHO NEED NOT BE A SECURITYHOLDER AND MAY BE THE UNITHOLDER HIMSELF OR HERSELF) TO ATTEND AND TO ACT ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THOSE PERSONS DESIGNATED ABOVE.** A Unitholder may do so by inserting the name of such other person in the blank space provided and striking out the printed names (provided that if a name is inserted and the printed names are not struck out, the printed names will be deemed to have been struck out) or by completing another proper form of proxy and, in either case, by delivering the completed form of proxy by postal or other delivery to the Fund's transfer agent c/o Proxy Department, CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1, no later than 48 hours preceding the time of the Meeting or any adjournment thereof (excluding Saturdays, Sundays and holidays).
2. This form of proxy must be dated and signed by the unitholder or his or her attorney authorized in writing or, if the unitholder is a corporation, by an officer or attorney thereof duly authorized.
3. If this form of proxy is not dated in the space provided above it is deemed to bear the date on which it was mailed by the Trustees of the Fund to the unitholder.
4. If it is desired that the Units represented by this proxy are to be withheld from voting with respect to the election of trustees and/or the appointment of auditors or voted against any or all of the resolutions described above the appropriate box or boxes above providing for withholding from voting or a vote against should be marked with a ☒ or a tick ☑.
5. **THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF THE FUND.**
6. **THIS PROXY IS FOR USE AT THE ANNUAL MEETING OF UNITHOLDERS OF THE FUND TO BE HELD ON JUNE 29th, 2007 AND AT ANY ADJOURNMENT OR ADJOURNMENTS THEREOF.**

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Canada Power Inc.
Symbol :	CSD.DB.U
Reporting Period:	05/01/2007 - 05/31/2007

Summary

Issued & Outstanding Opening Balance :	441,610	As at :	05/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	441,610		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Natalie Miller
Phone:	519-435-0298
Email:	nmiller@countrysidepowerfund.com
Submission Date:	
Last Updated:	06/08/2007

Form 1 Submission - Change in Issued and Outstanding Securities

Issuer :	Countryside Power Income Fund
Symbol :	COU.UN
Reporting Period:	05/01/2007 - 05/31/2007

Summary

Issued & Outstanding Opening Balance :	20,812,097	As at :	05/01/2007
	Effect on Issued & Outstanding Securities		
Other Issuances and Cancellations	0		
Issued & Outstanding Closing Balance :	20,812,097		

Other Issuances and Cancellations

Effective Date	Transaction Type	Number of Securities
Totals		0

Filed on behalf of the Issuer by:

Name:	Natalie Miller
Phone:	519-435-0298
Email:	nmiller@countrysidepowerfund.com
Submission Date:	
Last Updated:	06/08/2007

Form 5 Submission - Dividend/Distribution Declaration

Issuer : Countryside Power Income Fund

Security Symbol	Amount	Currency	Declaration Date	Record Date	Payable Date
COU.UN	.0860	CDN	06/20/2007	06/29/2007	07/31/2007

Filed on behalf of the Issuer by:

Name:	Natalie Miller
Phone:	519-435-0298
Email:	nmiller@countrysidepowerfund.com
Submission Date:	
Last Updated:	06/20/2007

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER
UNITED STATES WIRE SERVICES

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Receives Final Installment under USEB Settlement Agreement

(London, Ontario, May 31, 2007) --- Countryside Power Income Fund (TSX: COU.UN) (the "Fund") today announced it has received a total of US$67.1 million, reflecting the final principal installment of approximately US$66 million plus US$1.1 million in accrued interest and fees under the U.S. Energy Biogas Corp. ("USEB") settlement agreement.

The USEB settlement agreement among the Fund's subsidiary, Countryside Canada Power Inc., certain officers of Countryside Ventures LLC, USEB and its parent, U.S. Energy Systems, Inc. (USEY:NASDAQ), was approved by The United States Bankruptcy Court in the Southern District of New York in February 2007. Prior to the settlement agreement, USEB filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code on November 29, 2006. The final installment received today satisfies in full the Fund's allowed secured claim against USEB which originally totaled US$99 million. Of the remaining balance of the allowed secured claim, US$65.1 million was paid in cash. At USEB's election and pursuant to the settlement agreement, the Fund received the balance of the final installment in the form of 405,000 shares of common stock (based on a volume weighted average closing price of US$4.94 per share for the five consecutive trading days ending May 29, 2007) issued by U.S. Energy Systems, Inc. and which become freely tradable upon their receipt.

A portion of the final cash installment received will be immediately applied as a mandatory prepayment under the Fund's credit facility with a syndicate of lenders. The Fund is currently in discussions with its lenders on obtaining an amended credit facility that would permanently waive the cross default provision under its existing credit agreement, arising from the USEB bankruptcy, and increase the credit commitment amount sufficient to support the Fund's ongoing liquidity and growth initiatives. In the interim, the Fund's lead lender has agreed to maintain a revolving credit commitment of $20 million to support, among other things, the Fund's ongoing funding of the London Cogeneration project and to extend the cross-default waiver period until August 31, 2007.

Other than the mandatory prepayments required under Fund's credit facility or payment of related settlement costs, the Fund has stated it does not intend to reinvest the installment proceeds from the USEB settlement agreement until the conclusion of the strategic review process.

Forward-Looking Statements
This press release may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time to time in the Fund's annual information form dated March 26, 2007, and available on SEDAR. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

About Countryside Power Income Fund
Countryside Power Income Fund has investments in two district energy systems in Canada, with a combined thermal and electric generation capacity of approximately 122 megawatts, and two gas-fired cogeneration plants in California, with a combined power generation capacity of 94 megawatts. More information about the Fund is available at www.countrysidepowerfund.com

- 30 -

Further information:

Andrew Kondraski
Senior Account Executive

BarnesMcInerney Inc.
Tel: 416-367-5000 ext. 239
akondraski@barnesmcinerney.com

Edward M. Campana
Executive Vice President & CFO

Countryside Ventures LLC
Tel: 914-993-5010
info@countrysidepowerfund.com

Nicole Archibald
Vice President, Finance & Administration
Countryside Canada Ventures Inc.
Tel: 519-435-0298
info@countrysidepowerfund.com

Notice of Annual Meeting

MANAGEMENT INFORMATION CIRCULAR

May 25, 2007

COUNTRYSIDE
POWER INCOME FUND

Notice of Annual Meeting of Unitholders

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of unitholders (the "Unitholders") of Countryside Power Income Fund (the "Fund") will be held on Friday June 29, 2007 at 12:00 p.m. Toronto time in the Rideout Room at The Toronto Board of Trade, 1 First Canadian Place, 100 King Street West, Toronto, Ontario for the following purposes:

1. to receive the consolidated financial statements of the Fund for the fiscal period ended December 31, 2006 together with the report of the auditors thereon;
2. to elect trustees (the "Trustees") of the Fund for the coming year;
3. to consider the nominees of the Fund standing for election as directors of Countryside Canada Power Inc. and to direct the Trustees to vote the common shares of such company held by the Fund in favour of the election of directors accordingly;
4. to re-appoint Ernst & Young LLP as auditors of the Fund for the coming year and to authorize the Trustees to fix the remuneration to be paid to the auditors;
5. to consider, and, if thought appropriate, to (i) approve the adoption of the Deferred Unit Plan of the Fund, (ii) authorize the Fund to issue, from time to time, up to 150,000 units of the Fund under the terms of the Deferred Unit Plan of the Fund; and (iii) confirm and ratify the issuance of Deferred Units to V. James Sardo; and
6. to transact such other business that may properly come before the Meeting or any adjournment thereof.

The accompanying management information circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this notice.

DATED at Toronto, Ontario this 25th day of May, 2007.

By Order of the Trustees

V. James Sardo
Chairman of the Board of Trustees
Countryside Power Income Fund

Note: If you are a Unitholder and you are not able to be present at the Meeting, please exercise your right to vote by signing and returning the enclosed form of proxy to CIBC Mellon Trust Company so as to arrive not less than 48 hours before the time set for the holding of the Meeting or any adjournment or postponement thereof (excluding Saturdays, Sundays and holidays) before any reconvened meeting. The enclosed form of proxy may be returned by facsimile to (416) 368-2502, or by mail **(a)** in the enclosed envelope, or **(b)** in an envelope addressed to Countryside Power Income Fund, c/o Proxy Department, CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1. The Trustees of the Fund have fixed the record date for the Meeting as May 28, 2007 (the "Record Date"). Only Unitholders of record at the close of business on the Record Date will be entitled to notice of the Meeting or adjournment thereof. No person who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

Management Information Circular

May 25, 2007

This management information circular is furnished in connection with the solicitation by the board of trustees (the "Board of Trustees") of Countryside Power Income Fund (the "Fund") of proxies to be used at the annual meeting (the "Meeting") of holders (the "Unitholders") of trust units (the "Units") of the Fund, to be held on Friday, June 29, 2007 at The Toronto Board of Trade in the Ridout Room (1 First Canadian Place, 100 King Street West, Toronto, Ontario) commencing at 12:00 p.m. Toronto time, and at all postponements or adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting. All dollar amounts in this management information circular are expressed in Canadian dollars, unless otherwise indicated.

THE FUND

The Fund is an unincorporated open-ended, limited purpose trust established under the laws of the Province of Ontario pursuant to a declaration of trust dated February 16, 2004. The declaration of trust was amended and restated on April 8, 2004, the date of the initial public offering of Units of the Fund. The Fund owns 100% of Countryside Canada Power Inc. ("Countryside Canada").

The Fund has invested, indirectly through Countryside Canada, in two district energy systems located in Charlottetown, Prince Edward Island (the "PEI District Energy System") and London, Ontario (the "London District Energy System", together with the PEI District Energy System, the "District Energy Systems"), two gas-fired cogeneration facilities located in California (the "California Cogen Facilities") and a gas-fired cogeneration facility being developed adjacent to the London District Energy System (the "London Cogen Facility"). In addition, the Fund holds an allowed senior secured claim in the amount of approximately US $66 million (the "Allowed Secured Claim") in the pending Chapter 11 bankruptcy proceeding of U.S. Energy Biogas Corp. ("USEB") and its subsidiaries in the United States Bankruptcy Court for the Southern District of New York (the "USEB Bankruptcy").

Historically the Fund's objective has been to maintain the stability and sustainability of cash distributions to Unitholders and increase, when prudent, cash distributions per Unit. In order to achieve these objectives, the Fund has focused on enhancing current operational practices of the business, pursuing internal growth and expansion opportunities and making additional investments in power generation and utility infrastructure, including, among others, cogeneration projects, green energy projects and district energy systems.

On February 9, 2007 the Fund announced that the Board of Trustees engaged Lehman Brothers Inc. to assist in the ongoing process of identifying and considering strategic alternatives available to the Fund to maximize unitholder value.

The strategic review process had been advanced and formalized in response to: (i) the expected impact to the Fund of the settlement with USEB in the USEB bankruptcy ("USEB Settlement") and (ii) the Canadian government's proposed legislation to tax income trusts. The strategic review process has been considering a range of value enhancement alternatives that involve a comprehensive review of the Fund's existing capital structure, growth strategy, and access to capital markets as well as prospects as an income trust. The process has been considering such alternatives as a sale of the Fund (or its segments), a conversion to a corporate structure, and/or a recapitalization. As reported at the end of March 2007, the Board of Trustees was encouraged by the results of the sale process and indicated that it would continue to weigh those plans against a stand alone strategy with a view to maximizing unitholder value. A stand alone strategy may comprise several options, including a continuation of operations under the existing trust structure and the Fund's use of proceeds from the expected monetization of the Allowed Secured Claim to (i) fund (with the incurrence of additional leverage) the re-powering of the California Cogen Facilities and the new 17 megawatt London Cogen Facility and/or (ii) a recapitalization which may involve a re-leveraging of the Fund with a return of capital to Unitholders through a special distribution or unit buy back. Under a potential stand alone plan, any new growth-related investment or recapitalization strategy would be designed to provide accretive distributable cash flow to Unitholders. However, the Fund currently does not intend to reinvest the proceeds from any future monetization of the Allowed Secured Claim until the strategic review process has been completed. The Board of Trustees expects the strategic review process to be completed by the end of June 2007.

PROXY SOLICITATION AND VOTING

Solicitation of Proxies

The solicitation of proxies for the Meeting will be made primarily by mail, but proxies may also be solicited personally or by telephone on behalf of the Fund. The information contained herein is given as at May 25, 2007, except where otherwise noted.

Appointment and Revocation of Proxies

Together with this management information circular, the Unitholders of the Fund will also be sent a form of proxy. The persons named in such proxy are Trustees of the Fund. **A Unitholder who wishes to appoint some other person to represent him or her at the Meeting may do so by crossing out the persons named in the enclosed proxy and inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy. Such other person need not be a Unitholder of the Fund.**

To be valid, proxies must be deposited at the offices of the Transfer Agent of the Fund, CIBC Mellon Trust Company, by mail in the enclosed envelope, in an envelope addressed to Countryside Power Income Fund, c/o CIBC Mellon Trust Company, P.O. Box 721, Agincourt, Ontario, M1S 0A1, in person in an envelope addressed to Countryside Power Income Fund, c/o CIBC Mellon Trust Company, 320 Bay Street, Ground Floor, Toronto, Ontario or by facsimile to (416) 368-2502. Proxies must not arrive later than 12:00 p.m. Toronto time, on Wednesday, June 27, 2007. If the Meeting is adjourned, proxies must be deposited 48 hours (excluding Saturdays, Sundays and holidays), before the time set for any reconvened meeting at which the proxy is to be used, prior to the commencement of the Meeting or any reconvened meeting.

The document appointing a proxy must be in writing and completed and signed by a Unitholder or his or her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as officers, attorneys, executors, administrators, trustees, etc., should so indicate and provide satisfactory evidence of such authority.

A Unitholder who has given a proxy may revoke the proxy: **(a)** by completing and signing a proxy bearing a later date and depositing it as aforesaid; **(b)** by depositing an instrument in writing executed by the Unitholder or by his or her attorney authorized in writing at the registered office of the Fund at any time up to and including the last business day preceding the day of the applicable Meeting, or any adjournment thereof, at which the proxy is to be used, or **(c)** in any other manner permitted by law.

Voting of Proxies

The persons named in the accompanying form of proxy will vote Units in respect of which they are appointed, on any ballot that may be called for, in accordance with the instructions of the Unitholder as indicated on the proxy. In the absence of such specification, such Units will be voted **(a)** FOR the election of the four nominees to the Board of Trustees listed under the heading "Matters to be Considered at the Meeting – Election of Trustees" **(b)** FOR directing the Trustees to vote the Fund's shares of Countryside Canada in favour of the election of the five nominees to the Board of Directors of Countryside Canada (the "Countryside Canada Board") listed under the heading "Matters to be Considered at the Meeting – Election of Directors of Countryside Canada" **(c)** FOR the appointment of Ernst & Young LLP as auditors of the Fund and **(d)** FOR the authorization of the issuance of Units of the Fund under the Deferred Unit Plan as described under the heading "Matters to be Considered at the Meeting – Approval of the Deferred Unit Plan and Issuance of Units Pursuant to the Deferred Unit Plan" below.

The persons appointed under the form of proxy are conferred with discretionary authority with respect to amendments to or variations of matters identified in the form of proxy and Notice of Meeting and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matter or business. At the time of printing this management information circular, the Trustees know of no such amendments, variations or other matters.

QUORUM

A quorum is required for the Meeting. For the Meeting, two or more individuals present in person or by proxy and representing in the aggregate at least 10% of the votes attached to all outstanding Units will constitute a quorum. If a quorum is not present within one-half hour after the time fixed for the holding of the Meeting, the Meeting will stand adjourned to a day not less than 14 days later and to a place and time as chosen by the Chair of the Meeting, and if at such adjourned meeting a quorum is not present, the holders of Units present either in person or by proxy shall be deemed to constitute a quorum.

INFORMATION FOR BENEFICIAL HOLDERS OF SECURITIES

The information in this section is of significant importance to Unitholders, as the issued and outstanding Units are not registered in the name of such holders ("Beneficial Holders").

Beneficial Holders should note that only proxies deposited by Unitholders whose names appear on the records of the Fund as the registered holders of Units can be recognized and acted upon at the Meeting. All of the Units are registered in the name of CDS Clearing and Depository Services Inc. (the nominee for The Canadian Depository for Securities Limited ("CDS")). CDS maintains books showing its participants, such as investment dealers or brokers, through which the Units are beneficially owned. Investment dealers and brokers maintain their own records showing the beneficial ownership of such Units by their clients. Units held by CDS can be voted only upon the instructions of the Beneficial Holder. Without specific instructions, CDS and its participants are prohibited from voting Units for their clients. The Trustees do not know for whose benefit the Units registered in the name of CDS are held. Therefore, Beneficial Holders cannot be recognized at the Meeting for purposes of voting their Units in person or by way of proxy unless they comply with the procedures described below.

Applicable regulatory policy in Canada requires brokers and other intermediaries to seek voting instructions from Beneficial Holders in advance of Unitholders' meetings. Every broker or other intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Holders in order to ensure that their Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to that provided to registered Unitholders. However, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. Many brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communication Solutions, Canada ("Broadridge"). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Beneficial Holders and asks Beneficial Holders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions representing the voting of Units to be represented at the Meeting. A Beneficial Holder receiving a Broadridge voting instruction form cannot use that voting instruction form to vote Units directly at the Meeting. The voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have the Units voted.

Although Beneficial Holders may not be recognized directly at the Meeting for the purposes of voting Units registered in the name of their broker or other intermediary, a Beneficial Holder may attend at the Meeting as proxyholder for the registered holder and vote their Units in that capacity. Beneficial Holders who wish to attend the Meeting and indirectly vote their own Units as proxyholder for the registered holder should enter their own names in the blank space on the form of proxy or voting instruction form provided to them and return the same to their broker or other intermediary (or the agent of such broker or other intermediary) in accordance with the instructions provided by such broker, intermediary or agent well in advance of the Meeting.

VOTING UNITS AND PRINCIPAL HOLDERS THEREOF

The Fund is authorized to issue an unlimited number of Units. As of the date of this management information circular, there were 20,812,097 Units issued and outstanding.

At the Meeting, each Unitholder of record at the close of business on May 28, 2007, the record date established for the notice of the meeting (the "Record Date"), will be entitled to one vote for each Unit held on all matters proposed to come before the Meeting. To the knowledge of the Trustees, no persons beneficially own or exercise control or direction over securities carrying more than 10% of the votes attached to the issued and outstanding Units.

MATTERS TO BE CONSIDERED AT THE MEETING

Election of Trustees

The Fund is required to have a minimum of three and a maximum of five Trustees. The number of Trustees is determined from time to time by resolution of the Trustees. The number of Trustees to be elected at the Meeting has been fixed at four. All Trustees shall be Canadian Residents. The persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, intend to vote for the election, as Trustees, of the proposed nominees whose names are set out below. It is not contemplated that any of the proposed nominees will be unable to serve as a Trustee but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. Each Trustee elected will hold office until the next annual meeting or until his successor is elected or appointed.

The following table sets forth the names of, and certain information for, the persons proposed to be nominated for election as Trustees:

Name & Municipality of Residence	*Positions and Offices held with the Fund*	*Principal Occupation (Current and over Past Five Years)*	*Date Appointed as a Trustee*	*Ownership or Control Over Units* (1)
V. James Sardo (2),(3) Mississauga, Ontario Canada	Chairman and Trustee	Corporate Director, Hydrogenics Corporation 2003 – present; Director, New Flyer Industries, Inc., 2005 – present; Trustee, UE Waterheater Income Fund, and Custom Direct Income Fund, 2003 – present; Interim President and CEO Royal Group Technologies Limited, November 2004 – May 2005	February 16, 2004	5,000 1,440 (5)
James R. Anderson (2),(3) Mississauga, Ontario Canada	Trustee and Chairman of Joint Audit Committee	Executive Vice President and Chief Financial Officer, Denison Mines Inc., 2006 – present; Executive Vice President and Chief Financial Officer, Denison Mines Inc., 2004 – 2006; Managing Director, Exel Energy Group Inc., 2003 – 2004; Senior Vice President and Chief Financial Officer, Rogers Cable, 2000 – 2002	February 16, 2004	6,100
Oskar T. Sigvaldason (2),(3) St. Catharines, Ontario Canada	Trustee and Chairman of Joint Compensation, Nominating and Corporate Governance Committee	Director, Fortis Ontario Inc., 2005 – present; Director and Member, Governance & Audit Committees, Electrical Safety Authority 2005 – present; Director, Advisory Board, Hatch Group, 2006 – present; Director, Energy Council of Canada, 1994 – present; Chair 2004 – 2005; Director and Chair, Policy Committee, Toronto Board of Trade, 2003 – present; President and CEO, Acres Group, 1994 – 2003, Director 1982 –2003	May 5, 2005	1,000
James J. Lawson (2),(3),(4) Oakville, Ontario Canada	Trustee	President and Chief Executive Officer, Westerkirk Capital Inc., 2004 – present; Partner, Torys LLP, 2001 – 2004	May 7, 2007	nil

(1) The information as to Units beneficially owned, directly or indirectly, including by associates or affiliates, not being within the knowledge of the Fund, has been furnished by the respective nominees individually.

(2) Member of the Joint Audit Committee.

(3) Member of the Joint Compensation, Nominating and Corporate Governance Committee.

(4) Member of the Special Committee.

(5) Deferred Units under Deferred Unit Plan.

Election of Directors of Countryside Canada

Countryside Canada has a board of directors consisting of five members, all of whom are currently elected by the Fund as holder of all of the common shares of Countryside Canada. Pursuant to the terms of the Declaration of Trust the Unitholders are entitled to pass resolutions directing the Trustees to vote the shares of Countryside Canada in connection with the election of directors ("Directors") of Countryside Canada.

The following persons are the proposed nominees of the Fund for election as Directors of Countryside Canada to serve until the next annual meeting of Unitholders of the Fund or until their successors are duly elected or appointed. If any vacancies occur in the slate of the Fund nominees because any nominee is unable to serve or will not serve, discretionary authority conferred by the proxies appointing the Fund nominees will be exercised to grant approval to the Trustees to vote for the election of any other person or persons nominated by the Trustees.

The following table sets forth the name, province or state, and country of residence and principal occupation for each proposed nominee for election as a director of Countryside Canada. In addition, the table shows the period(s) during which each proposed nominee served as a director of Countryside Canada and the number of Trust Units that each proposed nominee beneficially owns, directly or indirectly, or exercises control or direction over. The information as to Trust Units beneficially owned, directly or indirectly, is not within the knowledge of the Fund and has been furnished by the respective nominees.

Name & Municipality of Residence	*Positions and Offices held with the Fund*	*Principal Occupation (Current and over Past Five Years)*	*Date Appointed as a Trustee*	*Ownership or Control Over Units* [1]
V. James Sardo [2],[3] Mississauga, Ontario Canada	Chairman and Trustee of the Fund, Director of Countryside Canada	Corporate Director, Hydrogenics Corporation, 2003 – present; Director, New Flyer Industries Inc., 2005 – present; Trustee, UE Waterheater Income Fund, and Custom Direct Income Fund, 2003 – present; Interim President and CEO Royal Group Technologies Limited, November 2004 – May 2005	February 16, 2004	5,000 1,440 [4]
James R. Anderson [2],[3] Mississauga, Ontario Canada	Trustee and Chairman of Joint Audit Committee of the Fund, Director and Chairman of Joint	Executive Vice President and Chief Financial Officer, Denison Mines Corp., 2006 – present; Executive Vice President and Chief Financial Officer, Denison Mines Inc., 2004 – present; Managing Director, Exel Energy Group Inc., 2003 – 2004; Senior Vice President and Chief Financial Officer, Rogers Cable, 2000 – 2002	February 16, 2004	6,100
Oskar T. Sigvaldason [2],[3] St. Catharines, Ontario Canada	Trustee and Chairman of Joint Compensation, Nominating and Corporate Governance Committee of the Fund, Director of Countryside Canada	Director, Fortis Ontario Inc., 2005 – present; Director and Member, Governance & Audit Committees, Electrical Safety Authority 2005 – present; Director, Advisory Board, Hatch Group, 2006 – present; Director, Energy Council of Canada, 1994 – present; Chair 2004 – 2005; Director and Chair, Policy Committee, Toronto Board of Trade, 2003 – present; President and CEO, Acres Group, 1994 – 2003, Director 1982 – 2003	May 5, 2005	1,000

Name & Municipality of Residence	*Positions and Offices held with the Fund*	*Principal Occupation (Current and over Past Five Years)*	*Date Appointed as a Trustee*	*Ownership or Control Over Units* [1]
James J. Lawson [2],[3] Oakville, Ontario Canada	Trustee of the Fund, Director of Countryside Canada	President and Chief Executive Officer, Westerkirk Capital Inc., 2004 – present; Partner, Torys LLP, 2001 – 2004	May 7, 2007	nil
Goran Mornhed Cortland, New York United States	Director of Countryside Canada and President and Chief Executive Officer of Countryside Ventures LLC	President and CEO of Countryside Ventures LLC November 1, 2005 – present; President and Chief Executive Officer, Countryside U.S. Power Inc., 2004 – October 31, 2005 President and Chief Executive Officer of U. S. Energy Systems Inc. through October 27, 2004	February 17, 2004	16,520

(1) The information as to Units beneficially owned, directly or indirectly, including by associates or affiliates, not being within the knowledge of the Fund, has been furnished by the respective nominees individually. There is only one class of voting securities, which are Units of the Fund.
(2) Member of the Joint Audit Committee.
(3) Member of the Joint Compensation, Nominating and Corporate Governance Committee.
(4) Deferred Units under Deferred Unit Plan.

Appointment of Auditors

It is proposed that the firm of Ernst & Young LLP, Chartered Accountants, be re-appointed as auditors of the Fund, to hold office until the next annual meeting of the Unitholders or until their successor is appointed, and that the Trustees be authorized to fix the remuneration of the auditors.

Ernst & Young LLP has been the auditor of the Fund since its inception. The persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, will vote such proxies in favour of a resolution to re-appoint Ernst & Young LLP as auditors of the Fund and authorize the Trustees to fix their remuneration.

Approval of the Deferred Unit Plan and Issuance of Units Pursuant To the Deferred Unit Plan

At the meeting Unitholders will be asked to consider, and if thought appropriate, (i) approve the adoption the Deferred Unit Plan; (ii) approve an ordinary resolution authorizing the Fund to issue, from time to time, up to 150,000 Units (being approximately 0.7% of the number of Units currently issued and outstanding) under the terms of the Deferred Unit Plan; and (iii) ratify and confirm the issuance of 1,440 Deferred Units under the Deferred Unit Plan to V. James Sardo. The Deferred Unit Plan is described below under "Deferred Unit Plan".

Confirmation and Approval by Unitholders

Under the rules of the Toronto Stock Exchange, Unitholder approval is required for the Fund to adopt a security based compensation plan to issue Units under the Deferred Unit Plan. To be effective the resolution must be approved by a majority of the votes cast by Unitholders present in person or represented by proxy at the Meeting. Accordingly, Unitholders will be asked to approve the following resolution at the Meeting:

"BE IT RESOLVED THAT:

1. The adoption of the Deferred Unit Plan by the Fund is hereby approved.
2. Countryside Power Income Fund (the "Fund") is hereby authorized to issue, from time to time, up to an aggregate amount of 150,000 Units (being approximately 0.7% of the number of Units currently issued and outstanding) in accordance with the terms of the Deferred Unit Plan.
3. The issuance of 1,440 Deferred Units under the Deferred Unit Plan to V. James Sardo for his service as a trustee in 2006 is hereby confirmed and ratified.
4. Any one director or officer of Countryside Canada Ventures Inc., the administrator of the Fund, for and on behalf of the Fund, be and is hereby authorized to execute and deliver all such deeds, documents and other instruments and to do and perform all such other acts and things as such director or officer may determine to be conclusively evidenced by the execution and delivery of any such deeds, documents or other instruments and the taking of any such actions."

Deferred Unit Plan

The Fund has implemented a deferred unit compensation plan (the "Deferred Unit Plan"). The Deferred Unit Plan will provide for the grant to non-management Trustees and non-management directors of Countryside Canada and its subsidiaries (the "Eligible Participants") of deferred trust units ("Deferred Units").

Pursuant to the Deferred Unit Plan, each Eligible Participant will be entitled to elect in advance to have all or a portion of his or her annual retainer for the ensuing period allocated to the Deferred Unit Plan. Directors and Trustees who have not achieved the requisite level of Unit ownership as provided in the Fund's Unit Ownership Guidelines will be required to elect and to have at least one-third of their annual retainer allocated to the Deferred Unit Plan (as outlined below under "Compensation of Trustees, Directors and Executive Officers – Compensation of Trustees and Directors – Deferred Unit Plan – Unit Ownership Guidelines"). Upon such an election, a number of Deferred Units will be allocated to the Eligible Participant in lieu of cash payment of remuneration based on the market value of the Units at the time of the allocation. The Deferred Units are not assignable.

Additional Deferred Units will be granted to Eligible Participants holding Deferred Units based on the date and amount of cash distributions paid by the Fund on Units. The number of Deferred Units granted to such an Eligible Participant will be calculated by dividing the distributions that would have been paid to such Eligible Participant based on the Deferred Units held by the Eligible Participant, by the Current Market Price (as defined in the Deferred Unit Plan as the 5 day volume weighted average trading price of the Units on the TSX or any other exchange upon which the Units do not trade on an exchange, as determined by the Countryside Canada Board) of the Units on such date.

In no event shall the aggregate number of Units reserved for issuance under the Deferred Unit Plan for any one person exceed five percent (5%) of the outstanding Units. In addition, the number of securities of the Fund issuable to insiders, at any time, under all security based compensation arrangements cannot exceed ten percent (10%) of issued and outstanding Units and the number of securities of the Fund issued to insiders, within any one year period, under all security based compensation arrangements cannot exceed ten percent (10%) of issued and outstanding Units.

Subject to the approval of any stock exchange on which Units are then listed for trading, the Countryside Canada Board may, by resolution, amend, vary or discontinue the Deferred Unit Plan, or any agreement or entitlement subject to the Deferred Unit Plan, at any time without notice to or approval of the Unitholders, including, without limitation, for the purpose of:

(i) changing the class of persons who will be eligible to be granted Deferred Units pursuant to the Deferred Unit Plan and the authority of the Countryside Canada Board in respect of the grant of Deferred Units under the Deferred Unit Plan;

(ii) ensuring continuing compliance with applicable laws and regulations and the requirements or policies of any governmental or regulatory authority, securities commission or stock exchange having authority over the Fund or the Deferred Unit Plan;

(iii) changes of a clerical, technical or stylistic nature, including, without limitation, eliminating any ambiguity, error or defect, supplying any omission or correcting or supplementing any provision contained in the Plan or in any agreement subject to the Deferred Unit Plan which may be incorrect or incompatible with any other provision of the Deferred Unit Plan or such agreement;

(iv) changing the following terms governing Deferred Units under the Deferred Unit Plan: (A) exchange terms; (C) transferability or assignability; and (D) adjustments required in certain circumstances;

(v) adding or amending provisions necessary for Deferred Units under the Deferred Unit Plan to qualify for favourable tax treatment to participants in the Deferred Unit Plan, the Fund and/or Countryside Canada under applicable tax laws;

(vi) changing any terms relating to the administration of the Deferred Unit Plan; and

(vii) any other amendment, whether fundamental or otherwise, not requiring Unitholder approval under applicable law (including, without limitation, the rules and policies of the TSX and of any other stock exchange or market having authority over the Fund or the Deferred Unit Plan).

The Deferred Unit Plan will provide that once an Eligible Participant ceases to be a Trustee or a Director, he or she will be entitled to receive a number of Units equal to the number of Deferred Units held at the time of retirement. The Fund intends to fulfill any obligation to deliver Units under the Deferred Unit Plan by issuing the requisite number of Units from Treasury.

If the resolution set forth above is passed the Deferred Unit Plan will be implemented. If the resolution is not passed the Countryside Canada Board may consider alternative methods to permit Trustees and Directors to acquire Units as part of their annual retainer.

Financial Statements

The financial statements of the Fund for the year ended December 31, 2006 and the Auditors' Report thereon which are included in the annual report of the Fund accompanying this management information circular will be placed before the Unitholders at the Meeting for their consideration. No formal action will be taken at the Meeting to approve the financial statements. If any Unitholder has questions regarding such financial statements, such questions may be brought forward at the Meeting.

COMPENSATION OF TRUSTEES, DIRECTORS AND EXECUTIVE OFFICERS

Compensation of Trustees and Directors

All Trustees currently serve, and are proposed to continue to serve, on the Countryside Canada Board.

Each Trustee is entitled to receive an annual retainer of $20,000, $1,500 per meeting attended and $1,250 per committee meeting attended (up to a maximum of $4,000 per day). The Chairman will receive an additional $15,000 per year as well as the equivalent of $8,000 in Fund Units and shall be reimbursed $500 per month for expenses relating to the performance of his duties. Each Committee Chair will receive an additional fee of $3,000 annually. Each non-management and non-Trustee director of Countryside Canada is entitled to receive an annual retainer of $20,000 per year $1,500 per board meeting and $1,250 per committee meeting. Members of management or Countryside Ventures LLC who serve as Trustees or Directors do not receive any additional remuneration for acting in the capacity of Trustee or Director.

In connection with the strategic review process undertaken by the Board of Trustees, the Chairman shall receive $30,000 and each of the other Trustees shall receive $20,000 at the conclusion of the process. The fees to be paid to the Special Committee will be $3,000 per day. All Trustees and Directors are reimbursed for out-of-pocket expenses for attending meetings and related duties. The total reimbursed during 2006 was approximately $23,100.

Deferred Unit Plan

The Fund has implemented a Deferred Unit Plan. The Deferred Unit Plan provides for the grant to Eligible Participants of Deferred Units.

Pursuant to the Deferred Unit Plan, each Eligible Participant is entitled to elect in advance to have all or a portion of his or her annual retainer for the ensuing period allocated to the Deferred Unit Plan. Directors and Trustees who have not achieved the requisite of unit ownership as provided in the Fund's Unit Ownership Guidelines (see below) will be required to elect to have at least one-third of their annual retainer allocated to the Deferred Unit Plan. Eligible Participants will receive additional Deferred Units in lieu of distributions paid by the Fund on the Units.

Once an Eligible Participant ceases to be a Trustee or a Director, he or she will be entitled to receive a number of Units equal to the number of Deferred Units held at the time of retirement. The Fund intends to fulfill any obligation to deliver the Fund units under the Deferred Unit Plan by issuing the requisite number of Units from Treasury.

In 2006, the Fund granted 1,440 Deferred Units to V. James Sardo.

Unit Ownership Guidelines

The Fund has guidelines for the Trustees and Directors of Countryside Canada and its subsidiaries that require Unit ownership, proportionate to the individual's compensation. Newly appointed Trustees and Directors are given five years to achieve ownership equal to 3 times their annual retainer.

These guidelines support the Fund's belief that Unit ownership by Trustees and Directors further aligns the interests of the Unitholders and the Trustees and Directors.

Trustees and Directors are expected to maintain a Unit ownership levels that meet or exceed the guidelines.

Compensation of Executive Officers

Under applicable securities legislation, the Fund is required to disclose certain financial and other information relating to the compensation of its Chief Executive Officer, its Chief Financial Officer and the Fund's three most highly compensated executive officers (other than the Chief Executive Officer or Chief Financial Officer).

On September 23, 2005, Countryside Canada, Countryside US Holding Corp. ("Countryside US Holding"), a wholly-owned subsidiary of Countryside Canada and an independent company, Countryside Ventures LLC (the "Manager") entered into a Management Agreement (the "Management Agreement") under which, effective November 1, 2005, the Manager provides management and administrative services to the Fund and its subsidiaries as well as new growth opportunities. Under the Management Agreement, Countryside Ventures is obligated to provide the services of three qualified individuals who, in their capacity as officers of the Manager will provide services that would customarily be provided by senior officers of Countryside Canada and its subsidiaries ("Executives"). Effective November 1, 2005, Messrs. Mornhed, Campana and Rothman were designated as Executives by the Manager to provide the services that would customarily be provided by the President and Chief Executive Officer, Executive Vice President and Chief Financial Officer and Senior Vice President and Secretary, respectively, of Countryside Canada and Countryside US Holding.

The Executives receive compensation payments from the Manager. Subject to the terms and conditions of the Management Agreement, Countryside Canada and Countryside US Holding reimburse the Manager for such compensation-related payments, including certain base compensation and short term incentive payments. Certain of the provisions of the Management Agreement relating to compensation are summarized in the "Report on Executive Compensation" by the Joint Compensation, Nominating and Corporate Governance Committee. For a more detailed and extensive discussion of the Management Agreement, reference should be made to the section of the 2006 Annual Information Form entitled "The Management and Administration Agreements-Management Agreement" which is incorporated by reference and filed on www.sedar.com.

SUMMARY COMPENSATION TABLE

The Summary Compensation Table below provides a summary of compensation related payments received by the Executives from the Manager to the extent reimbursed by Countryside Canada and/or Countryside US Holding and other annual compensation earned by the Executives from the Manager to the extent reimbursed by Countryside Canada and/or Countryside US Holding for the year ended December 31, 2006 and the comparative information for the year ended December 31, 2005 during which such Executives were employed by Countryside U.S. Power through October 31, 2005 and by the Manager for one period from November 1 to December 31, 2005. Also included is the information for the comparative 267 day period from April 8, 2004 (when the Units of the Fund were listed for trading on the Toronto Stock Exchange) to December 31, 2004 during which the Executives were employed by Countryside U.S. Power. The Executives were employed by Countryside U.S. Power on a part time basis.

	Year ended December 31 Canadian Dollars Annual Compensation						*Long-Term Compensation Awards*	*All Other Compensation*
Name and Principal Position	Year	Salary[1] ($)	STIP ($)	Other Annual Compensation ($)	Aggregate Securities Under Options/ SAR's Granted ($)	Restricted Shares or Restricted Share Units ($)	LTIP and Other Payouts[7] ($)	Other[8] ($)
Goran Mornhed,								
President and Chief	2006	365,176	184,652[4]	-[6]	Nil	Nil	Nil	36,371
Executive Officer	2005	118,720[2]	161,936[5]	-[6]	Nil	Nil	Nil	14,105
of Countryside		130,592[3]	-					
Ventures LLC	2004	122,578	Nil	-[6]	Nil	Nil	Nil	-
Edward M. Campana,								
Executive Vice	2006	305,154	153,876[4]	-[6]	Nil	Nil	Nil	29,945
President and Chief	2005	103,880[2]	134,947[5]	-[6]	Nil	Nil	Nil	13,833
Financial Officer of		106,849[3]	-					
Countryside Ventures LLC	2004	98,505	Nil	16,160	Nil	Nil	Nil	-
Allen Rothman,								
Senior Vice President	2006	283,885	138,489[4]	-[6]	Nil	Nil	Nil	31,239
& Secretary of	2005	103,880[2]	121,452[5]	-[6]	Nil	Nil	Nil	14,975
Countryside		92,008[3]	-					
Ventures LLC	2004	98,505	Nil	-[6]	Nil	Nil	Nil	-

Notes:

(1) The salary and other compensation amounts, paid and/or reimbursed in the manner described below, are in respect of the years ended December 31, 2006, December 31, 2005 and the 267-day period from April 8, 2004 to December 31, 2004. These amounts are fixed and paid in U.S. dollars and have been translated into Canadian Dollars in the table above at the average exchange rate in effect for the 12-month periods ended December 31, 2006 and December 31, 2005 and for the 267 day period from April 8 to December 31, 2004 for the purposes of this filing.

(2) The executive officers were paid for the first 10 months of 2005 by Countryside U.S. Power on a part-time basis.

(3) For the last two months of 2005 and for 2006, such executive officers received compensation related payments from the Manager and reimbursed by Countryside Canada and/or Countryside US Holding, including a lump sum payment to true up their salaries for the period from July 1 to November 1, 2005, to the new base salary levels agreed to be reimbursed to the Manager under the Management Agreement.

(4) Includes both Acquisition Short Term Incentive Plan ("STIP") paid in 2006 by the Manager and reimbursed by Countryside Canada and/or Countryside US Holding and Operational STIP relating to 2006, approved by the Board of Trustees and paid in 2007 by the Manager and reimbursed by Countryside Canada and/or Countryside US Holding.

(5) Includes both Acquisition Short Term Incentive Plan ("STIP") paid in 2005 and Operational STIP relating to 2005, approved by the Board of Trustees and paid in 2006 by the Manager and reimbursed by Countryside Canada and/or Countryside US Holding.

(6) Did not meet threshold for disclosure.

(7) Under the Long Term Incentive Plan ("LTIP") the Manager receives a subordinated interest ("Subordinated Interest") in each Development Asset (defined below). The Manager has received a Subordinated Interest in Ripon Power LLC and Countryside London Cogeneration Corp.. The total amount of distributions respecting the Manager's Subordinated Interest in Ripon Power LLC paid to the Manager in 2006 was approximately $3,104,000 (2005 - $1,515,000). Additionally, on June 29, 2005, the Manager was reimbursed approximately $437,000 for expenses incurred in connection with the acquisition of Ripon Power LLC.

(8) Includes 401K benefits and life insurance premiums paid by the Manager and reimbursed by Countryside US Holding.

INDEBTEDNESS OF TRUSTEES AND EXECUTIVE OFFICERS OF THE FUND

The respective Trustees, Directors and executive officers of the Fund did not have any indebtedness to the Fund in respect of the years ended December 31, 2006 or December 31, 2005. The Fund has not guaranteed any indebtedness of any such persons.

Employment Contracts

Effective November 1, 2005, the Manager designated Messrs. Mornhed, Campana and Rothman to serve as Executives under the Management Agreement. Messrs. Mornhed, Campana and Rothman each signed a Management Services Agreement with the Manager under which they will provide certain services associated with the role they are to fill as an Executive.

EXECUTIVE COMPENSATION REPORT

Composition of the Joint Compensation, Nominating and Corporate Governance Committee

The Fund and Countryside Canada maintain a Joint Compensation, Nominating and Corporate Governance Committee. Such committee reviews and makes recommendations concerning nominations of Trustees and Directors of Countryside Canada, appointment of directors to Fund subsidiaries, the appointment of officers of Countryside Canada and its subsidiaries and the hiring, compensation, benefits and termination of key employees of the Fund and its subsidiaries as applicable. Such committee shall also participate in the recruitment of any replacement of any Executive provided that the decision of whether to hire such replacement shall be made by the Manager subject to the approval of Countryside Canada and Countryside US Holding, such approval not to be unreasonably withheld or denied. Such committee annually reviews the goals and objectives of the Manager and the Executive performing the services of Chief Executive Officer for the upcoming year and provides an appraisal of their performance. The committee also reviews and makes recommendations respecting adjustments to Base Compensation under the Management Agreement and establishment of Operating Objectives for the Short Term Incentive Plan ("STIP") under the Management Agreement and the determination of whether they have been reached. The committee also makes recommendations regarding Fund employee bonus plans. Such committee is responsible for developing the Fund's approach to corporate governance issues including Fund policies relating thereto and periodically reviewing the composition and effectiveness of the Board of Trustees and the subsidiary boards and the contribution of individual Trustees and Directors.

The Joint Compensation, Nominating and Corporate Governance Committee is comprised of the four Trustees: Messrs. Oskar T. Sigvaldason (Chair), V. James Sardo, James R. Anderson and commencing on May 7, 2007, James J. Lawson. Mr. Sigvaldason serves as a Trustee, a member of each Fund subsidiary board (except for Countryside U.S. Power) and serves on both the Joint Audit Committee and the Joint Compensation, Nominating and Corporate Governance Committee. According to its Charter,

all members of the Joint Compensation, Nominating and Governance Committee must be independent of management and the Manager and therefore no member of the Joint Compensation, Nominating and Corporate Governance Committee is an officer, employee or former officer or employee of the Fund, the Manager or any of their affiliates.

Report on Executive Compensation by the Joint Compensation, Nominating and Corporate Governance Committee

The Joint Compensation, Nominating and Corporate Governance Committee's philosophy in structuring the compensation-related provisions of the Management Agreement in 2005, was to retain the services of the senior management team critical to the success of the Fund and to motivate them to enhance unitholder value through compensation which is largely performance-based and structured to align the interests of the Executives with the interests of Unitholders.

These objectives are met by the three key compensation-related components of the Management Agreement: **(a)** the reimbursement by Countryside Canada and Countryside US Holding of the Manager's payments of Base Compensation to the Executives, **(b)** the reimbursement by Countryside Canada and Countryside US Holding of the Manager's STIP payments to the Executives and **(c)** the award to the Manager of the Long Term Incentive Plan ("LTIP") Interest (defined below) with respect to each Development Asset (defined below).

Commencing November 1, 2005 the Manager is entitled to an annual minimum aggregate expense reimbursement of US$775,000, representing the annual compensation paid to the Executives (the "Base Salary"), as well as all associated costs, including wage burden and the cost of providing the benefits to the executives (collectively the "Base Compensation"). The Base Compensation will be subject to annual review and periodic adjustment as agreed to in good faith by the parties from time to time and subject to independent reviews by third party compensation experts.

In addition to the Base Compensation and other expense reimbursement, Countryside US Holding and, if applicable, Countryside Canada, also reimburse the Manager for payments made by the Manager to the Executives under a STIP adopted by the Manager that is consistent with the terms and conditions of the Management Agreement. Countryside US Holding, and if applicable, Countryside Canada reimburse the Manager an amount in respect of the STIP equal to 50% of the Base Compensation ("STIP Pool"), provided that payments will be made based on: (i) meeting certain objectives relating to managing Countryside that are recommended annually by the Manager and subject to the approval of the directors of Countryside US Holding and, if applicable, the compensation committee of Countryside Canada in their discretion (the "Operating Objectives"); and (ii) successfully sourcing and consummating an acquisition or investment on behalf of Countryside (the "Acquisition Objective"). In each year, 25% and 75% of the STIP Pool will be available to reimburse the Manager for payments made for achieving the Operating Objectives and the Acquisition Objective, respectively. However, the payment to reimburse the Manager for meeting the Acquisition Objective shall not be less than US$291,000 in each year. The STIP Pool is non-cumulative from year to year. The Manager will be reimbursed by Countryside US Holding and/or Countryside Canada: (i) for meeting the Operating Objectives, by payment of both freely tradeable Units and cash; and (ii) for meeting the Acquisition Objective by cash payment only, in accordance with the conditions described in the Management Agreement. Any Units delivered to the Executives under the STIP will be required to be held until the earlier of the termination of the Management Agreement or the termination of the Executive's involvement with the Manager. The initial levels of the Base Compensation and the STIP Pool were negotiated between the Joint Compensation, Nominating and Governance Committee and the Manager. The Committee was advised by an independent compensation consultant during such negotiations.

Under the LTIP, the Manager or a designated affiliate is entitled to receive a subordinated interest (the "Subordinated Interest") in each new asset, company or investment (including Ripon Power LLC) acquired or made, directly or indirectly, by Countryside US Holding, Countryside Canada or their affiliates and originated, structured or developed through the efforts of the Manager or an Affiliate of the Manager (a "Development Asset"). The Manager or its applicable affiliate is entitled to a distribution from the Development Asset of operating cash flow equal to 25% of the cash distributions made by the Development Asset in excess of the base level distribution that is required to be paid to Countryside US Holding or Countryside Canada (as applicable) by the Development Asset to reflect the cost of interest payments on debt incurred and Unitholder distributions on equity raised to fund the purchase of the Development Asset (the "Base Level Distribution"). Payments to the Manager will be made at the same time as the distribution is made to Countryside US Holding or Countryside Canada or their affiliates (as applicable).

The Manager and Countryside US Holding and Countryside Canada each have the right to cause the LTIP Interest to be exchanged for Fund Units subject to terms and conditions set forth in the Management Agreement are designed to motivate the Manager to maximize the performance of individual Development Assets as well as the Fund generally.

The Management Agreement has an initial 20-year term and will be automatically renewed for additional five-year terms unless, Countryside US Holding and Countryside Canada, who are independent of the Manager, determine that the Management Agreement will not be renewed and notify the Manager accordingly, in accordance with the Management Agreement. The Manager on the one hand and Countryside US Holding and Countryside Canada on the other, each have the right to terminate the Management Agreement before the expiration of its term under specified circumstances.

In addition, the Manager may terminate the Management Agreement (i) at any time after the first five years of the term of the Agreement or (ii) at any time within one year of a Change of Control (as defined in the Management Agreement), upon 180 days' written notice to Countryside US Holding and Countryside Canada. In the event of such a termination, the Manager will be entitled to reimbursement from Countryside US Holding and Countryside Canada for actual reasonable costs associated with termination. Countryside US Holding and Countryside Canada have the right to jointly terminate the Management Agreement at any time after the first five years of the term of the Management Agreement with the payment to the Manager of a fee equal to (i) its actual costs associated with the termination plus an amount equal to two times the previous year's compensation paid to the Executives by the Manager and reimbursed by Countryside US Holding and, if applicable, Countryside Canada, for the Base Compensation and under the STIP for achieving the Operating Objectives or, (ii) if such termination occurs within 12 months of a Change of Control, 2.9 times the previous year's compensation paid to the Executives by the Manager and reimbursed by Countryside US Holding and, if applicable, Countryside Canada, for the Base Compensation and under the STIP for achieving certain stated operating objectives. In the event of a Change of Control, Countryside US Holding and Countryside Canada will have the right to jointly terminate the Agreement at any time with the payment to the Manager of a fee calculated in accordance with the provisions of the Management Agreement.

In order to facilitate, among other things, an extension of the waiver by the Fund's lending syndicate of the cross-default arising from the USEB Bankruptcy, Countryside Canada, Countryside US Holding and the Manager entered into an amendment of the Management Agreement on February 9, 2007 which further defined the exchange of the Manager's Subordinated Interest in Ripon Power LLC for Fund Units. Under such amendment, Countryside US Holding agreed to purchase from the Manager on June 29, 2007 (or before in certain circumstances), 85% of the Manager's Subordinated Interest in Ripon Power LLC for cash and Fund units equal to $16,026 based on a unit price of $8.32. The consideration to be paid will consist of a minimum of 10% cash provided Countryside US Holding may increase the cash component up to 25% of the total consideration at its option. The amendment did not modify the aggregate value or the timing of the exchange of the Manager's Subordinated Interest in Ripon Power in a material respect.

After completion of the purchase of 85% of the Manager's Subordinated Interest in Ripon Power LLC, the Manager will hold 3.75% and the Countryside US Holding will hold 96.25%, respectively, of the subordinated interest in Ripon Power LLC. The Fund and the Manager have also agreed that neither party will exercise its option to exchange the remaining 15% of the Manager's Subordinated Interest in Ripon Power LLC until February 9, 2009 (or earlier in certain circumstances). As part of its decision to enter into this amendment, the Board of Trustees sought and received an opinion as to the fairness of the consideration to be paid in connection with the amendment.

The Fund and Countryside Canada reimburse Countryside Canada Ventures Inc., a wholly-owned subsidiary of the Manager (the "Administrator") for base compensation and incentive compensation payments made to employees of the Administrator under the Management and Administration Agreement by and among the Fund, Countryside Canada and the Administrator dated September 26, 2005 (the "Administration Agreement").

Chief Executive Officer Compensation

Under the Management Agreement, Countryside US Holding and Countryside Canada reimburse the Manager for Base Compensation Payments and STIP payments made to the Executives including Mr. Mornhed. See "Executive Compensation Report – Report on Executive Compensation by the Joint Compensation, Nominating and Corporate Governance Committee", pages 14 - 16.

JOINT AUDIT COMMITTEE INFORMATION

The Fund and Countryside Canada maintain a Joint Audit Committee. A complete description of our Joint Audit Committee Information is contained in the Fund's Annual Information Form for the year ending December 31, 2006 under the section heading "Joint Audit Committee" and in Schedule A thereto filed on SEDAR at www.sedar.com which section is incorporated by reference in this management information circular.

FUND PERFORMANCE GRAPH

The following graph compares the total return for $100 invested in Units from April 8, 2004 (the date of the closing of the initial public offering of the Units) with the total return of the S&P/TSX Income Trust and the total return of the S&P/TSX Composite Index, assuming reinvestment of distributions in additional Trust Units.


$
180
160
140
120
100
80
60
40
20
0
Apr 04
Jun 04
Sept 04
Dec 04
Mar 05
Jun 05
Sept 05
Dec 05
Mar 06
Jun 06
Sep 06
Dec 06
S&P/TSX Income Trust Index
S&P/TSX Composite Index
Countryside Power Income Fund

The temporary sharp decline in the return earned on the Fund's Units at the end of 2006 was due primarily to the Finance Ministry's announcement of a change in the taxation of Canadian income trusts on October 31, 2006 and the announcement of the USEB Bankruptcy on November 30, 2006.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the Trustees, other than as disclosed in this management information circular, no informed person (as defined in National Instrument 51-102 – Continuous Disclosure Obligations), proposed nominee for election as a Trustee, or any associate or affiliate of any such persons, had any material interest, direct or indirect, in any proposed transaction which has materially affected or would materially affect the Fund or its subsidiaries. Messrs. Mornhed, Campana and Rothman are members of the Manager, a party to the Management Agreement and an owner of LTIP Interests in Ripon Power LLC and Countryside London Cogeneration Corp.. See "Executive Compensation Report – Report on Executive Compensation by the Joint Compensation, Nominating and Corporate Governance Committee", pages 14 - 16.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Fund is administered by the Board of Trustees with the support of the Manager. Countryside Canada, a wholly owned subsidiary of the Fund, serves as the holding company for the Fund's operating businesses. The Countryside Canada Board consists of all three members of the Board of Trustees and Goran Mornhed. The Board of Trustees and the Countryside Canada Board together maintain a Joint Audit Committee and a Joint Compensation, Nominating and Corporate Governance Committee in each case currently consisting of the three members of the Board of Trustees.

The Board of Trustees believes that sound corporate governance practices are in the interest of Unitholders and contribute to prudent and effective decision-making. As such, the Board of Trustees is committed to thorough and effective corporate governance arrangements. The Ontario Securities Commission (the "OSC") has proposed various guidelines, which came into force on June 30, 2005, and which require listed companies to disclose their corporate governance practices on an annual basis with reference to these guidelines. The Board of Trustees and the Countryside Canada Board have monitored ongoing developments in the area of corporate governance best practices and are reviewing their respective corporate governance practices with reference to the new guidelines. The objective of each board is to meet and, where appropriate, exceed all corporate governance guidelines.

1. Board of Trustees

a. All members of the Board of Trustees are independent; V. James Sardo, James R. Anderson, Oskar T. Sigvaldason and James J. Lawson.

b. The four independent Trustees also serve as directors on boards of several other corporations. V. James Sardo serves on the boards of Hydrogenics Corporation, New Flyer Industries Inc.. In addition, Mr. Sardo is a Trustee of UE Waterheater Income Fund and Custom Direct Income Fund. James R. Anderson serves as Executive Vice President and Chief Financial Officer of Denison Mines Corp. Oskar T. Sigvaldason serves as Director on the board of the Energy Council of Canada and also serves as a Director of the Toronto Board of Trade and Fortis Ontario. James J. Lawson serves as President and Chief Executive Officer of Westerkirk Capital Inc. and also serves as a director on the boards of Algoma Steel Inc. and Zargon Energy Trust.

c. Independent Trustees hold regularly scheduled meetings at which members of management are not in attendance. During the year ended December 31, 2006, the independent Trustees held five such meetings.

d. The following table sets forth the number of Board of Trustee and committee meetings held and attendance by Trustees for the year ended December 31, 2006.

Meetings Attended (in person or by telephone)

Trustee/Director	*Board of Trustees*	*Joint Audit Committee*	*Joint Compensation, Nominating and Corporate Governance Committee*
V. James Sardo	14 of 14	4 of 4	4 of 4
James R. Anderson	14 of 14	4 of 4	4 of 4
Oskar T. Sigvaldason	14 of 14	4 of 4	4 of 4

Note: James J. Lawson did not become a Trustee/Director until May 7, 2007.

2. Board of Trustees Mandate

The Amended and Restated Mandate of the Board of Trustees is included as Exhibit A to this Management Information Circular.

3. Position Descriptions

The Position description for the Chair of the Board of Trustees is set forth in the Amended and Restated Mandate of the Board of Trustees that is included as Exhibit A to this Management Information Circular. The position description for the Chair of the Joint Audit Committee was approved by the Joint Compensation, Nominating and Corporate Governance Committee. The position description for CEO was approved by the Trustees before the Management Agreement was executed and continues to be used to describe the position of the Executive filling the role of CEO under the Management Agreement. The position descriptions for Chair of the Board of Trustees and Chair of the Audit Committee are as follows:

Responsibilities of Chair of the Board of Trustees of the Fund

The role and responsibilities of the Chair of the Board of Trustees of the Fund are set out below:

(i) the Chair shall be expected to attend and chair meetings of the Board of Trustees of the Fund and Unitholders of the Fund;
(ii) the Chair shall be an independent Trustee;
(iii) the Chair shall not be expected to and shall not perform policy making functions other than in his or her capacity as a Trustee of the Fund. The Chair shall not have the right or entitlement to bind the Fund in his or her capacity as Chair;
(iv) the Chair shall provide direction with respect to the dates and frequencies of board meetings and related committee meetings. The Executive designated by the Manager to serve the function of CEO and the Chair shall liaise to prepare Board of Trustee meeting agendas;
(v) the Chair shall ensure that the Board of Trustees understands the boundaries between Board of Trustees and management responsibilities; and
(vi) the Chair shall ensure that the Board of Trustees carries out its responsibilities effectively, which will involve the board meeting on a regular basis without the Manager or other members of management present and may involve assigning responsibility for administering the board's relationship with the Manager and other senior managers to a committee of the Board of Trustees.

Responsibilities of the Chair of the Joint Audit Committee

The role and responsibilities of the Chair of the Joint Audit Committee include the following:

(i) The Audit Committee Chair shall be the liaison between the Committee and the Fund's and Corporation's management (including the Manager) and the external auditor, promoting open and constructive discussions between members of the Committee and each of these parties.

(ii) the Audit Committee Chair shall promote the proper flow of information to the Committee to keep the Committee fully apprised of all matters which are material to the Fund at all times.

(iii) the Audit Committee Chair shall organize and present the agenda for Committee meetings.

(iv) the Audit Committee Chair shall monitor the adequacy of materials provided to the Committee by management (including the Manager) in connection with the Committee's deliberations.

(v) the Audit Committee Chair shall preside over meetings of the Committee including in camera meetings of the Committee.

(vi) the Audit Committee Chair shall report to the Board of Trustees on the activities of the Committee as contemplated in the Committee's Charter.

4. Orientation and Continuing Education

The Manager, working with the Board of Trustees, has embarked upon a process to provide orientation opportunities for new Trustees to familiarize them with the Fund and its business. All new Trustees will participate in an active orientation program within two months of joining the Board of Trustees. To date, all of the Fund's Trustees (except James J. Lawson who was appointed to the Board of Trustees on May 7, 2007) have visited some of the Fund's Facilities to obtain an understanding of the operations. The Trustees (except James J. Lawson) have also attended the Fund's corporate headquarters in London, Ontario for a visit with staff and a tour of that office's operations. Additionally, the orientation program will include presentations by senior management to familiarize new Trustees with the Fund's strategic plans, significant financial, accounting and risk management issues, Fund policies, the Code of Business Conduct and Ethics, its principal officers and independent auditors. All Trustees are also encouraged to attend, at the Fund's expense, at least one director continuing education program per year offered by various organizations concerning corporate governance or other issues related to the Fund's business.

5. Ethical Business Conduct

On April 27, 2004, the Board of Trustees adopted a written Code of Business Conduct and Ethics for the Fund (the "Code"), which contains written standards that are designed to promote integrity and to deter wrongdoing. The Code was amended and restated on March 9, 2006 ("The Restated Code"). The Restated Code is filed on www.sedar.com and is available on the Fund's website at www.countrysidepowerfund.com. The Restated Code addresses the following issues:

a. Compliance with Laws, Rules and Regulations
b. Conflicts of Interest
c. Confidentiality
d. Corporate Opportunities
e. Protection and Proper Use of Fund Entity Assets
f. Competition and Fair Dealing
g. Gifts and Entertainment
h. Payments to Government Personnel
i. Discrimination and Harassment
j. Health and Safety
k. Accuracy of Records and Recording
l. Use of E-mail and Internet Services
m. Reporting any Illegal or Unethical Behaviour

To ensure Trustees of the Fund exercise independent judgement in considering transactions, agreements or decisions in respect of which a Trustee, Countryside Canada Director or executive officer has declared a material personal interest (in accordance with relevant corporate law requirements), the Board of Trustees follows a practice whereby any such individual must not cast a vote on any such matter.

The Board of Trustees is responsible for enforcing the Code, as well administering the Fund's Joint Audit Committee "Whistleblower Policy". Any person may report complaints or concerns to the Chair of the Joint Audit Committee. The "Whistleblower Policy" requires that such complaints or concerns will be kept confidential to the fullest extent possible.

Under the Code, any waivers from the requirements in the Code that are to be granted for the benefit of the Fund's Trustees or executive officers are to be granted by the Board of Trustees of Trustees only (or a committee of the Board of Trustees, or other designees, to whom that authority has been delegated) and will be promptly disclosed as required by law or stock exchange regulation.

6. Nomination of Directors and Compensation

The Board of Trustees and the Board of Directors of Countryside Canada has appointed a Joint Compensation, Nominating and Corporate Governance Committee comprised entirely of independent members.

The Joint Compensation, Nominating and Corporate Governance Committee charter clearly establishes the committee's purpose, responsibilities, composition, reporting requirements, structure and process. In addition, the Committee has the authority to retain and compensate any outside advisor that it determines to be necessary to permit it to carry out its duties.

The Joint Compensation, Nominating and Corporate Governance Committee is responsible for identifying individuals qualified to become new Board of Trustees members and recommending to the Trustees the new Trustee nominees for the next annual meeting of Unitholders. In making its recommendations, the Joint Compensation, Nominating and Corporate Governance Committee considers:

a. the competencies and skills that the Board of Trustees considers to be necessary for the Board of Trustees, as a whole, to possess;

b. the competencies and skills that the Board of Trustees considers each existing Trustee to possess; and

c. the competencies and skills each new nominee will bring to the boardroom.The Joint Compensation, Nominating and Corporate Governance Committee is also responsible for:

After November 2006, in response to the developments relating to the USEB Bankruptcy on November 29, 2006, there was a shift in the unitholder base of the Fund. In response to that shift, in May of 2007, the Board of Trustees determined that it was appropriate to appoint an additional trustee, James J. Lawson.

At a meeting of the committee held on November 8, 2006, the committee considered the current composition of the Board of Trustees and determined that no new members were required at that time. After November 2006, in response to the developments relating to the USEB Bankruptcy on November 29, 2006, there was a shift in the unitholder base of the Fund. In response to that shift, in May of 2007, the Board of Trustees determined that it was appropriate to appoint an additional trustee, James J. Lawson.

The Joint Compensation, Nominating and Corporate Governance Committee is also responsible for:

(i) reviewing and approving Fund goals and objectives relevant to reimbursement of Base Compensation and STIP Pool for the Executives (including the Executive fulfilling the role of CEO), evaluating the performance of the Manager and the Executive fulfilling the role of CEO in light of those Fund goals and objectives, and negotiating (or making recommendations to the Directors of Countryside Canada and Countryside US Holding) with respect to adjustments to Base Compensation and STIP Pool levels based on this evaluation;

(ii) making recommendations to the Board of Trustees and boards of directors of the Fund's subsidiaries with respect to non-Executive officer and Trustee compensation, incentive-compensation plans and equity-based plans; and

(iii) reviewing executive compensation disclosure before the Fund publicly discloses this information.

During fiscal 2005, an independent compensation consultant was retained to assist the Joint Compensation, Nominating and Corporate Governance Committee in determining (i) the appropriate structure of the Fund's senior management arrangements and compensation levels within such structure (ii) levels of Trustee and Director compensation and (iii) the appropriate levels of compensation for the Fund's Canadian based management.

7. Other Board Committees

The Fund has a standing Joint Audit Committee and Joint Compensation, Nominating and Corporate Governance Committee. In May of 2007, a Special Committee was established, comprised by one Trustee, James J. Lawson, to review and assess the Management Agreement.

8. Assessments

The Joint Compensation, Nominating and Corporate Governance Committee is responsible for the regular assessment of the effectiveness of the Trustees as a whole, the committees of the Boards and the contributions of individual Trustees and Board members, and as such, has established a process to carry out this responsibility. At the November 8, 2006 meeting of the Joint Compensation, Nominating and Corporate Governance Committee, the effectiveness, structure and independence of the Board of Trustees, the Countryside Canada Board and all board committees was reviewed and discussed. At the February 27, 2007 meeting of the Joint Compensation, Nominating and Corporate Governance Committee, the results of the board effectiveness survey were reviewed and discussed. This process will capture issues related to the appointment of new Trustees and Directors and the assessment of continuing Trustees and Directors.

OTHER BUSINESS

The Trustees are not aware of any matter intended to come before the Meeting other than those items of business set forth in the attached Notice. If any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy to vote in respect of those matters in accordance with their judgment.

ADDITIONAL INFORMATION

Financial information is provided in the Fund's financial statements and management's discussion and analysis for the fiscal year ended December 31, 2006.

Copies of the Fund's financial statements for such fiscal year, together with the report of the auditors thereon, management's discussion and analysis, the interim financial statements of the Fund for periods prior to the end of the Fund's current fiscal year end, the current annual information form (together with any document incorporated therein by reference) of the Fund and this management information circular are available on SEDAR at www.sedar.com, or upon written request from the Secretary of Countryside Power Income Fund, 495 Richmond Street, Suite 920, London, Ontario N6A 5A9. Much of this information is also available on our website at www.countrysidepowerfund.com

APPROVAL OF TRUSTEES

The contents and the sending of this management information circular to the Unitholders have been approved by the Board of Trustees of the Fund.

Dated: May 25, 2007

By Order of the Trustees

V. James Sardo
Chairman of the Board of Trustees
Countryside Power Income Fund

Exhibit A to Management Information Circular

COUNTRYSIDE POWER INCOME FUND
Amended and Restated Mandate of the Board of Trustees

The Declaration of Trust provides that the investments and affairs of Countryside Power Income Fund (the "Fund") will be subject to the control and authority of a minimum of three and a maximum of five trustees ("Trustees"). The Trustees are responsible for supervising the activities and managing the investments and affairs of the Fund pursuant to section 9.2 of the Declaration of Trust. The responsibilities of the board of trustees of the Fund ("Board of Trustees") described herein are made pursuant to such provision and do not impose any additional responsibilities or liabilities on the Trustees at law or otherwise. This Amended and Restated Mandate of the Board of Trustees is intended to update the Mandate of the Board of Trustees so that it is consistent with (a) the management arrangements set forth in (i) the Management Agreement by and among Countryside Ventures LLC ("Countryside Ventures"), Countryside Canada Power Inc., ("Countryside Canada") and Countryside US Holding Corp. ("Countryside US Holding") dated as of September 23, 2005 (the "Management Agreement") and (ii) the Management and Administration Agreement by and among Countryside Canada Ventures Inc. ("Countryside Canada Ventures") and together with Countryside Ventures, the "Manager"), the Fund and Countryside Canada as of even date and (b) National Policy 58-201, Corporate Governance Guidelines.

Composition

The Board of Trustees shall be constituted with a majority of individuals who qualify as independent Trustees.

Responsibilities of the Board of Trustees

The Board of Trustees are responsible for supervising the activities and managing the investments and affairs of the Fund pursuant to section 9.2 of the Declaration of Trust and in that regard shall be specifically responsible for:

(i) the adoption of a strategic planning process and approval, on at least an annual basis, of a strategic plan which takes into account, among other things, the opportunities and risks of the Fund's business and investments and ensures the Fund's strategic plan is aligned with the long-term interests of unitholders of the Fund;

(ii) to the extent feasible, satisfying itself as to the integrity of the Executives designated by the Manager pursuant to and as defined by Section 2.03 of the Management Agreement and that the Executives create a culture of integrity throughout the organization;

(iii) the identification of the principal risks for the Fund and ensuring the implementation of appropriate risk management systems;

(iv) ensuring that the Fund complies with all applicable laws and legal requirements;

(v) succession planning including appointing, training and monitoring senior management and, to the extent provided in the Management Agreement, Executives;

(vi) adopting a communications policy which enables the Fund to communicate effectively and addresses how the Fund interacts with all of its stakeholders, including analysts and the public, contains measures for the Fund to avoid selective disclosure and is reviewed at such intervals or times as the Board of Trustees deems appropriate;

(vii) establishing and maintaining a standing audit committee of the Board of Trustees (the "Audit Committee") which may take the form of a joint audit committee including members of the board of directors of Countryside Canada ("Directors") provided that all members meet all applicable requirements for independence;

(viii) reviewing and reassessing the adequacy of the terms of reference of the Audit Committee at such intervals or times as the Board of Trustees deems appropriate;

(ix) receiving recommendations of the Audit Committee respecting, and reviewing and approving, the audited, interim and any other publicly announced financial information of the Fund;

(x) receiving recommendations of the Audit Committee respecting, and reviewing and approving policies and procedures to ensure the integrity of the Fund's internal controls and management information systems;

(xi) developing the Fund's approach to compensation, board nominations and governance, including developing a set of nominating and governance principles and guidelines that are specifically applicable to the Fund and establishing and maintaining a standing compensation, nominating and governance committee of the Board of Trustees (the "Compensation, Governance and Nominating Committee") which may take the form of a joint committee including Directors provided that all members meet all applicable independence requirements;

(xii) implementing a process for assessing the effectiveness of the Board of Trustees as a whole, the committees of the Board of Trustees and the contribution of individual Trustees which, with the assistance of the Compensation, Governance and Nominating Committee (a) considers the competencies and skills each board and subsidiary board as a whole should possess and (b) assesses the competencies and skills each existing director possesses;

(xiii) implementing a process for examining the size of the Board of Trustees and undertaking, where appropriate, a program to establish a board size which facilitates effective decision-making;

(xiv) implementing a process, with the assistance of the Compensation, Governance and Nominating Committee, for reviewing the adequacy and form of compensation of Trustees and ensuring that compensation realistically reflects the responsibilities and risk involved in being a trustee;

(xv) meeting regularly with the Manager and, where appropriate other members of management to receive reports respecting the performance of the Fund, new and proposed initiatives, the Fund's business and investments, management concerns and any areas of concern involving the Fund; and

(xvi) meeting regularly without non-independent trustees, the Manager, the Executives or other members of management.

While the Board of Trustees is called upon to "manage" the business of the Fund, this is done by proxy through the Manager and appointed executives of the Fund's subsidiaries. The Board of Trustees is responsible for the on-going strategic planning process of the Fund, approves the goals of the business, the strategies and policies within which it is managed, and then steps back and evaluates Manager performance and the performance of other senior managers. Reciprocally, the Manager keeps the Board of Trustees fully informed of the progress of the Fund and its subsidiaries towards the achievement of their established goals and of all material deviations from the goals or objectives and policies established by the Board of Trustees in a timely and candid manner.

It is recognized that every Trustee in exercising powers and discharging duties must act honestly and in good faith with a view to the best interest of the Fund. Trustees must exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. In this regard, they will comply with their duties of honesty, loyalty, care, diligence, skill and prudence.

In addition, Trustees are expected to carry out their duties in accordance with policies adopted by the Board of Trustees from time to time.

It is expected that the Manager and other senior managers will co-operate in all ways to facilitate the Trustees' compliance with their legal duties by causing the Fund and its subsidiaries to take such actions as may be necessary in that regard and by promptly reporting any data or information to the Board of Trustees that may affect such compliance.

Responsibilities of the Chair of the Board of Trustees of the Fund

The role and responsibilities of the Chair of the Fund are set out below:

(i) the Chair shall be expected to attend and chair meetings of the Board of Trustees of the Fund and unitholders of the Fund;

(ii) the Chair shall be an independent trustee;

(iii) the Chair shall not be expected to and shall not perform policy making functions other than in his or her capacity as a Trustee of the Fund. The Chair shall not have the right or entitlement to bind the Fund in his or her capacity as Chair;

(iv) the Chair shall provide direction with respect to the dates and frequencies of board meetings and related committee meetings and the Executive designated by the Manager to serve the functions of Chief Executive Officer of the Fund's businesses ("CEO") and the Chair shall liase to prepare board meeting agendas;

(v) the Chair shall ensure that the Board understands the boundaries between board and management responsibilities; and

(vi) the Chair shall ensure that the Board of Trustees carries out its responsibilities effectively, which will involve the board meeting on a regular basis without the Manager or other members of management present and may involve assigning responsibility for administering the board's relationship with the Manager and other senior managers to a committee of the Board.

Duties of the Chairman of the Board of Trustees

- The Chair to encourage a professional environment and productive process for the Board of Trustees.
- The Chair shall ensure that the Manager and senior managers are acting through its strategies, decisions and actions in the long term interests of all of its unitholders.
- The Chair shall meet or confer regularly with the CEO to review Board of Trustees issues and to receive advance information and/or presentations on matters to be placed before the Board of Trustees.
- The Chair shall consult with the CEO on questions of business policy and to act as his confidant.
- The Chair shall visit offices and operations from time to time; such visits to be co-ordinated by the Manager.
- The Chair shall serve as an external liaison in support of, and in co-operation with, the Executives and other senior managers.
- The Chair shall receive reports of the Secretary.

Decisions Requiring Prior Approval of the Board of Trustees

Approval of the Board of Trustees shall be required for:

(i) distributions;

(ii) significant acquisitions/dispositions;

(iii) related party transactions;

(iv) decisions with respect to the Development Agreement and the Improvement Agreement;

(v) the release of any financial information to be publicly disseminated;

(vi) the issuance or repurchase of trust units of the Fund;

(vii) the terms of reference of committees of the Board of Trustees; and

(viii) any other matter that would give rise to a "material change" to the Fund.

The foregoing list is intended to specify particular matters requiring Board of Trustees approval and is not intended to be an exhaustive list.

Measures for Receiving Fund Unitholder Feedback

All publicly disseminated materials of the Fund shall provide for a mechanism for feedback of Fund unitholders. Persons designated to receive such information shall be required to provide a summary of the feedback to the Trustees on a semi-annual basis or at such other more frequent intervals as they see fit.

Meetings

The Board of Trustees will meet not less than four times per year: three meetings to review quarterly results; and one, following the annual general meeting. A quorum for the meetings shall be a majority of the Trustees then holding office.

From time to time Trustees may be asked to participate in board retreats which may last one to three days.

Meeting Guidelines

Trustees will be expected to have read and considered the materials sent to them in advance of each meeting, and to be prepared to discuss the matters contained in such materials at the meeting. Administrative matters (eg., bank signing resolutions, etc.) which require a vote will be batched for voting purposes. Trustees will be expected to ask questions relating to batched items in advance of the meeting. The notice of meeting will highlight significant matters to be dealt with at each meeting so that Trustees can focus on reviewing the related materials. Senior management (including Executives) will be made accessible to Trustees at board meetings and committee meetings to fulfill their obligations.

Remuneration

Remuneration will be established upon the recommendation of the Compensation, Governance and Nominating Committee and shall be at a level which will attract and motivate professional and competent members.

Telephone Board Meetings

Pursuant to the Trust Declaration, a Trustee may participate in a meeting of the Board of Trustees or in a committee meeting by means of telephone or such other communications facilities as permit all persons participating in the meeting to hear each other and a Trustee participating in such a meeting by such means is deemed to be present at the meeting.

While it is the intent of the Board of Trustees to follow an agreed meeting schedule as closely as possible, it is felt that, from time to time, with respect to time sensitive matters, telephone board meetings may be required to be called in order for Trustees to be in a position to better fulfill their legal obligations. Alternatively, the Manager may request the Trustees to approve certain matters by unanimous consent.

Expectations of Management

The Manager shall be required to report to the Board of Trustees at the request of the Board of Trustees on the performance of the Fund, new and proposed initiatives, the Fund's business and investments, management concerns and any other matter the Board of Trustees or its Chair may deem appropriate. In addition, the Board of Trustees expects the Manager to promptly report to the Chair of the Board of Trustees any significant developments, changes, transactions or proposals respecting the Fund or its subsidiaries.

Definitions

"independent trustee" means a trustee who has no direct or indirect material relationship with the Fund or its affiliates or the Manager.

"material relationship" means a relationship which could, in the view of the Board of Trustees, reasonably interfere with the exercise of a Trustee's independent judgment. Without limiting the generality of the foregoing, the following persons are considered to have a material relationship with the Fund:

- **a.** a person who is, or has been, an employee or executive officer of the Fund, its parent, or any of its subsidiary entities or affiliated entities or the Manager, unless the prescribed period has elapsed since the end of the service or employment;
- **b.** a person whose immediate family member is, or has been, an executive officer of the Fund, its parent or any of its subsidiary or affiliated entities or the Manager, unless the prescribed period has elapsed since the end of the service or employment;
- **c.** a person who is, or has been, an affiliated entity of, a partner[1] of, or employed by, a current or former internal or external auditor of the Fund unless the prescribed period has elapsed since the person's relationship with the internal or external auditor, or the auditing relationship has ended;

[1] "partner" does not include a fixed income partner whose interest in the internal or external auditor is limited to the receipt of fixed amounts of compensation (including deferred compensation) for prior service with an internal or external auditor if the compensation is not contingent in any way on continued services.

d. a person whose immediate family member is, or has been, an affiliated entity of, a partner of, or employed in a professional capacity by, a current or former internal or external auditor of the Fund, unless the prescribed period has elapsed since the person's relationship with the internal or external auditor, or the auditing relationship, has ended;

e. a person who is, or has been, or whose immediate family member is, or has been, an executive officer of an entity if any of the Fund, or its subsidiaries' current executives serve on the entity's compensation committee, unless the prescribed period has elapsed since the end of the service or employment; and

f. a person who receives, or whose immediate family member receives, more than $75,000 per year in direct compensation from the Fund or its subsidiary entities or the Manager, other than as remuneration for acting in his or her capacity as a member of the Board of Trustees, the Board of Directors of any subsidiary or any board committee, unless the prescribed period has elapsed since he or she ceased to receive more than $75,000 per year in such compensation.

"prescribed period" means the shorter of:

a. the period commencing on March 30, 2004 and ending immediately prior to the determination required under the definition of "material relationship"; and

b. the three-year period ending immediately prior to the determination required under the definition of "material relationship".

APPENDIX A
Policy of Practices for Trustees

Attendance at Meetings

Each Trustee is expected to have a very high record of attendance at meetings of the Board of Trustees, and at meetings of each committee on which the Trustee sits. A Trustee is expected to:

(i) advise the Chair as to planned attendance at board and committee meetings shortly after meeting schedules for the year have been distributed;

(ii) advise the Chair as soon as possible after becoming aware that he or she will not be able to attend a meeting; and

(iii) attend a meeting by conference telephone if unable to attend in person.

Preparation for Meetings

Trustees are expected to carefully review and consider the materials distributed in advance of a meeting of the Board of Trustees or a committee of the Board of Trustees. Trustees are also encouraged to contact the Chair, the CEO and any other appropriate Executives to ask questions and discuss agenda items prior to meetings.

Conduct at Meetings

Trustees are expected to ask questions and participate in discussions at meetings, and to contribute relevant insights and experience. In discussions at meetings, a Trustee should:

(i) be candid and forthright;

(ii) not be reluctant to express views contrary to those of the majority;

(iii) be concise and, in most circumstances, respect the time constraints of a meeting; and

(iv) be courteous to and respectful of other Directors/Trustees and guests in attendance.

Knowledge of the Fund's Business

Trustees are expected to be knowledgeable with respect to the various fields and divisions of business. Although management has a duty to keep the Board of Trustees informed about developments in the Fund's business, Trustees have a primary duty of care and diligence, which includes a duty of inquiry. Trustees should:

- ask questions of the Manager and other Directors/Trustees, at meetings and otherwise, to increase their knowledge of the business of the Fund;
- familiarize themselves with the risks and challenges facing the business of the Fund;
- read all internal memoranda and other documents circulated to the Board of Trustees and Directors, and all reports and other documents issued by the Fund for external purposes;
- insist on receiving adequate information from the Manager with respect to a proposal, before Board of Trustee approval is requested;
- familiarize themselves with the Fund's competitors by, among other things, reading relevant news, magazine and trade journal articles; and
- familiarize themselves with the legal and regulatory framework within which the Fund carries on its business.

Personal Conduct

Trustees are expected to:

(i) exhibit high standards of personal integrity, honesty, and loyalty to the Fund;

(ii) project a positive image of the Fund to news media, the financial community, governments and their agencies, unitholders and employees;

(iii) be willing to contribute extra efforts, from time to time as may be necessary including, among other things, being willing to serve on committees of the Board of Trustees; and

(iv) disclose any potential conflict of interest that may arise with the business or affairs of the Fund and, generally, avoid entering into situations where such conflicts could arise or could reasonably be perceived to arise.

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER
UNITED STATES WIRE SERVICES

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Declares June Distribution

(London, Ontario, June 20, 2007) – Countryside Power Income Fund (TSX: COU.UN) (the "Fund") today announced that its June 2007 distribution of $0.0860 per unit will be paid on July 31, 2007, to unitholders of record as at June 29, 2007. Holders of units who are non-residents of Canada will be required to pay all applicable withholding taxes payable in respect of any distributions by the Fund.

Forward-Looking Statements
This press release may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time to time in the Fund's annual information form dated March 26, 2007, and available on SEDAR. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

About Countryside Power Income Fund
Countryside Power Income Fund has investments in two district energy systems in Canada, with a combined thermal and electric generation capacity of approximately 122 megawatts, and two gas-fired cogeneration plants in California, with a combined power generation capacity of 94 megawatts. More information about the Fund is available at www.countrysidepowerfund.com

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Further information:

Andrew Kondraski
Senior Account Executive

BarnesMcInerney Inc.
Tel: 416-367-5000 ext. 239
akondraski@barnesmcinerney.com

Edward M. Campana
Executive Vice President & CFO

Countryside Ventures LLC
Tel: 914-993-5010
info@countrysidepowerfund.com

Nicole Archibald
Vice President, Finance & Administration

Countryside Canada Ventures Inc.
Tel: 519-435-0298
info@countrysidepowerfund.com

NOT FOR DISTRIBUTION IN THE UNITED STATES OR OVER
UNITED STATES WIRE SERVICES

COUNTRYSIDE
POWER INCOME FUND

Countryside Power Income Fund Enters Into Agreement with Fort Chicago Energy Partners LP to Support its Take-Over Offer

(London, Ontario, June 20, 2007) --- Countryside Power Income Fund ("Countryside" or the "Fund") (TSX: COU.UN) announced today that it has entered into a definitive support agreement (the "Support Agreement") with Fort Chicago Energy Partners LP ("Fort Chicago") pursuant to which the Fund will support Fort Chicago's offer (the "Offer") to acquire all of the outstanding units of the Fund for cash consideration of $9.60 per unit. The Offer represents an equity value of approximately $199.8 million, based on 20,813,537 fully-diluted units outstanding.

The consideration per unit under the Offer represents a 6.1% premium over the June 19, 2007 closing price and a 10.9% premium to the trading price for Countryside units immediately prior to the February 9, 2007 announcement that it would undertake a strategic review process.

The Offer is subject to the acceptance by holders of not less than 66 2/3% of the units of the Fund as well as receipt of all necessary regulatory approvals and other customary conditions. A take-over bid circular containing the terms of the Offer will be mailed to unitholders together with a Board of Trustees' circular and other related documentation, on or before July 5, 2007. The Offer, unless extended, will expire 35 days from its commencement, subject to receipt of any required regulatory approvals. Fort Chicago will also make an offer to purchase Countryside Canada Power Inc.'s 6.25% exchangeable debentures at a price equal to 101% of the face value thereof. The Support Agreement provides for the payment by Countryside of a break fee equal to $5.5 million, and an expense reimbursement fee in the amount of $2 million payable by Countryside under certain circumstances. The Support Agreement also includes a non-solicitation covenant on the part of Countryside and a right in favour of Fort Chicago to match any competing offers.

The Board of Trustees of Countryside, on the recommendation of the special committee of independent trustees and having received a fairness opinion from RBC Dominion Securities Inc., has unanimously resolved to recommend that the Fund's unitholders accept the Offer. The trustees of the Fund, as well as Countryside Ventures LLC (the "Manager") and its principals have agreed to tender their units to the Offer.

"We have concluded an exhaustive strategic review process that considered several value maximization alternatives", said V. James Sardo, Chairman of the Board of Trustees. "The board believes the Offer is in the best interest of all unitholders", he said.

Countryside unitholders will continue to receive monthly distributions of $0.0863 per unit payable to unitholders of record on or about the last business day of the month for all months ending prior to the month in which closing of the Offer occurs. In addition, to the extent that units are first taken-up under the Offer after the 10th calendar day of the month, unitholders will be entitled to a pro rata distribution for such month. Countryside Canada Power Inc. will also continue to pay interest, when due, on its 6.25% exchangeable debentures.

Lehman Brothers is acting as financial advisor to the Fund and RBC Dominion Securities has provided a fairness opinion to the special committee of the Board of Trustees of the Fund. Borden, Ladner & Gervais is legal advisor for the special committee, and Goodmans LLP is legal advisor for the Fund.

Amendment to Management Agreement

Concurrently with the entering into of the Support Agreement, the Fund has entered into an agreement with the Manager to amend the terms of the management agreement dated September 23, 2005, as amended February 9, 2007. Pursuant to the second amendment dated June 20, 2007, the Fund is purchasing the Manager's subordinated interest in Ripon Power LLC and Countryside London Co-generation Corp. (the "Subordinated Interests") for approximately $18.0 million payable in two installments; (i) $14.5 million on June 20, 2007, and (ii) $3.5 million (US$3.3 million) on the completion of the Offer or the termination of the Support Agreement. Under the second amendment, the Manager will receive cash in lieu of units of the Fund for all of its Subordinated Interests. In addition, the Manager is foregoing any entitlement to the severance payments in connection with any future termination of the management agreement, although the Fund will continue to be obligated to reimburse the Manager for out-of-pocket costs associated with any termination. The second amendment to the management agreement is effective regardless of whether the Offer is completed.

Forward-Looking Statements

This press release may contain forward-looking statements relating to expected future events and financial and operating results of the Fund that involve risks and uncertainties. Actual results may differ materially from management expectations as projected in such forward-looking statements for a variety of reasons, including market and general economic conditions and the risks and uncertainties detailed from time to time in the Fund's annual information form dated March 26, 2007, and available on SEDAR. Due to the potential impact of these factors, the Fund disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law.

About Countryside Power Income Fund

Countryside Power Income Fund has investments in two district energy systems in Canada, with a combined thermal and electric generation capacity of approximately 122 megawatts, and two gas-fired cogeneration plants in California, with a combined power

generation capacity of 94 megawatts. More information about the Fund is available at www.countrysidepowerfund.com

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Further information:

Edward M. Campana
Executive Vice President & CFO
Countryside Ventures LLC
Tel: 914-993-5010
info@countrysidepowerfund.com

Barnes McInerney Inc.
416-367-5000

END